Berkley Resources Inc.
Suite 400 - 455 Granville Street
Vancouver, BC, V6C-1T1
Phone (604) 682-3701
Fax (604) 682-3600

December 13, 2005                                                                                                                                                                                                                                                                  BKS - TSX Venture
BRKDF.PK - U.S.

NEWS RELEASE

Mr. Matt Wayrynen reports Berkley Resources Inc. has granted incentive stock options for the purchase of up to 645,000 shares at a price of $0.90 per share exercisable on or before December 13, 2010 to directors, officers and employees of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

“Matt Wayrynen”

Matt Wayrynen, CEO and Executive Chairman

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.